SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

Nava Resources Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

63911B 101
(CUSIP Number)

Amarjit Sandhu
Nava Resources Inc.
104 - 2636 Montrose Ave
Abbotsford, BC, Canada, V2S 3T6
778-218-9638
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. __

CUSIP No. 63911B 101	13D	Page 2 of 5 Pages

1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Amarjit Sandhu

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) __
(b) __

3. SEC USE ONLY

4. SOURCE OF FUNDS
PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             __

6. CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7. SOLE VOTING POWER
          2,000,000

8. SHARED VOTING POWER
          0

9. SOLE DISPOSITIVE POWER
          2,000,000

10. SHARED DISPOSITIVE POWER
          0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         _

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4%

14. TYPE OF REPORTING PERSON
IN

CUSIP No. 63911B 101	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to Common Shares (the “Shares”) par value $0.00001 per share (the “Common Stock”) issued by Nava Resources Inc., (the “Issuer”). The Issuer’s principal executive office is located at 104 - 2636 Montrose Ave, Abbotsford, BC, Canada, V2S 3T6.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Amarjit Sandhu.

(b) The business address of Amarjit Sandhu is 104 - 2636 Montrose Ave, Abbotsford, BC, Canada, V2S 3T6.

(c) Amarjit Sandhu directly beneficially owns 2,000,000 Shares of Common Stock.

(d) During the last five years, Amarjit Sandhu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Amarjit Sandhu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Amarjit Sandhu is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

On March 4, 2007 Jag Sandhu, CEO, President and Director of the Issuer, transferred 2,000,000 Shares to his wife Amarjit Sandhu, who is the beneficial owner of those shares. See Item 5 below.

Item 4. Purpose of Transaction.

Amarjit Sandhu does not at the present time have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP No. 63911B 101	13D	Page 4 of 5 Pages

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, Amarjit Sandhu is the direct beneficial owner of 2,000,000 Common Shares, of which she has voting and dispositive power, through the ownership of such Shares, as more fully described in Item 2(c) and Item 3 above. The 2,000,000 Shares beneficially owned by Amarjit Sandhu represent 16.4% of the issued and outstanding shares, based on 12,226,104 issued and outstanding at January 12, 2009.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None

CUSIP No. 63911B 101	13D	Page 5 of 5 Pages

SIGNATURES

The undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2009

/s/ Amarjit Sandhu
Name: Amarjit Sandhu